FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL SIGNED A SALE AND PURCHASE AGREEMENT TO ACQUIRE 80%
STAKE IN ‘BEST’ IN BELARUS

Istanbul, Turkey: July 30, 2008 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it signed a Sale and Purchase Agreement (“SPA”) to acquire a 80% stake in Belarusian Telecommunications Network (“BeST”). The completion of the transaction will be subject to the fulfillment of the conditions set forth in the SPA. The stake will be acquired from the State Committee on Property of the Republic of Belarus for a consideration of US$500 million. The payment is expected to be realized in 3 tranches of which US$300 million is expected to be paid on the closing date, which is expected to be 30 days after the signature date and additional US$100 million tranches are expected to be paid on December 31, 2009 and 2010 respectively. An additional payment of US$100 million shall be made when BeST records a full-year positive net income for the first time.

Turkcell CEO Sureyya Ciliv noted that “The acquisition of BeST represents an opportunity for Turkcell to gain access to a market with a growth potential. Belarus is an attractive emerging market within Turkcell’s growth geography with its young and well educated population and steadily growing economy. We are also happy to be starting our operations with an already established third operator in Belarus. We believe we can use our complimentary skills we gained in Ukraine and CIS very effectively in Belarus to differentiate BeST as soon as possible.

Key highlights of the Belarusian market:

Entry to growing Belarusian market with a population of almost 10 million (as at end of 2007) where education and employment levels are well above those of comparable emerging countries.

o	GSM market penetration of approximately 65% in 2007 providing a reasonable potential for GSM market growth.
o	Steadily growing economy and favorable macro conditions.
o	Progressive legislation to attract foreign direct investments.

Key highlights of BeST:

o	Belarus is a three GSM operator market with BeST being the third operator in terms of market share.
o	BeST’s GSM 900/1800 license will be valid for 10 years starting from the closing date with a possibility of further extension.

o	Turkcell purchases 80% of the shares where there is a 5-year lock up period for the remaining 20% shares.
o	BeST’s network already covers 68% of population as of end of June 2008.
o	In order to transform BeST into a competitive player in the Belarusian market, a reasonable capital expenditure of approximately US$500 million will be realized in ten years.
o	BeST will be the beneficiary of certain investment incentives.
o	Negligible consolidation impact on Turkcell (BeST’s revenue as of 2007 year end is US$1.6 million).
o	BeST will benefit from conditions ensuring fair competitive environment.

Economic and market data included herein has been obtained from publicly available sources, BeST and related parties. Turkcell believes such sources to be reliable; however Turkcell has not independently verified such information and makes no representation about the accuracy of the information and, accordingly, undue reliance should not be placed on the economic and market data included herein.

This document contains forward-looking statements which involve a number of risks and uncertainties. Turkcell’s actual results may vary significantly from the results anticipated in these forward-looking statements as a result of certain factors. These include in particular the ability of the Company to close on its announced acquisition of shares of BeST and to realize expected synergies between the two companies, which may be to other things;

1.	Obtaining necessary approvals,

2.

Our ability to manage differences between BeST’s management and accounting systems and standards and our own (both those differences that are known and those that we may yet discover) and to successfully integrate these systems and standards,

3.

Our ability to manage technical differences between BeST’s network and operating systems and our own (both those differences that are known and those that we may yet discover) and to successfully integrate these systems,

4.	Our ability to successfully upgrade BeST’s network and operating systems in the manner described above, and to fulfill its licensing obligations,

5.	The reaction of Belarusian subscribers and potential subscribers to our acquisition of a controlling interest in BeST and to the new commercial strategies that we intend to introduce,

6.	Our ability to identify key trends in the Belarusian market and to respond to these in a timely and successful manner,

7.	Current and future political stability in Belarus and, in particular, the successful implementation of political and legal reforms,

8.	Currency exchange rate fluctuations, notably between the Turkish lira, Belarusian BYR and U.S. dollar,

9.

The competitive and regulatory environment in the Belarusian telecommunications market, including notably the actions of current and future competitors, and any actions taken by the regulators that may affect costs, pricing and competition levels;

as well as the risk factors cited in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Turkcell does not undertake any obligation to update or revise forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 35.1 million postpaid and prepaid customers as of March 31, 2008 operating in a three player market with a market share of approximately 57% as of December 31, 2007 (Source: The Telecommunications Authority). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 587 operators in 200 countries as of July 5, 2008. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$1,6 billion net revenues as of March 31, 2008 and US$6.3 billion net revenues as of December 31, 2007 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (“New York Stock Exchange”) and the ISE (“Istanbul Stock Exchange”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.

For further information please contact Turkcell

Corporate Affairs

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Investors:

Ferda Atabek, Investor Relations

Tel: + 90-212-313-1275

Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:

Defne Bali, Corporate Communications

Tel: + 90-212-313-2304

Email: defne.bali@turkcell.com.tr

Cem Tanir

Tel: + 90-212-313-2327

Email: cem.tanir@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 30, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 30, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations